UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.     )*

Q2 Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74736L109
(CUSIP Number)
December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74736L109

1.	Names of Reporting Persons. R.H. “Hank” Seale, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 546,985*
	6.	Shared Voting Power 6,248,175*
	7.	Sole Dispositive Power 546,985*
	8.	Shared Dispositive Power 6,248,175*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,248,175*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.0%**
12.	Type of Reporting Person (See Instructions) IN

*
As of December 31, 2014, the aggregate number of shares beneficially owned includes the following: (i) 5,679,453 shares held by RHS Investments-I, L.P., (ii) 539,818 shares held by R.H. “Hank” Seale, III, (iii) 21,737 shares held by Lyssa Seale, R.H. “Hank” Seale, III’s spouse and (iv) 7,167 shares of common stock issuable to R.H. “Hank” Seale, III upon the exercise of stock options that were outstanding and exercisable within 60 days of December 31, 2014. Seale, Inc. is the general partner of RHS Investments-I, L.P. R.H. ‘‘Hank’’ Seale, III is the president of Seale, Inc. and has voting and dispositive power over the shares held by RHS Investments-I, L.P.

**
This percentage is based on 34,695,544 outstanding shares of Common Stock of the Issuer as of December 31, 2014 as reported by the Issuer to the Reporting Person, plus the number of shares of common stock issuable upon the exercise of options beneficially owned by the Reporting Person, which shares are treated as outstanding shares of common stock for the purposes of determining beneficial ownership in accordance with Rule 13d-3 promulgated under the Exchange Act.

Item 1.

(a)	Name of Issuer: Q2 Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
13785 Research Blvd, Suite 150 Austin, Texas 78750

Item 2.

(a)	Name of Person Filing: R.H. “Hank” Seale, III

(b)	Address of Principal Business Office or, if none, Residence:
c/o Q2 Holdings, Inc. 13785 Research Blvd, Suite 150 Austin, Texas 78750

(c)	Citizenship: United States of America

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 74736L109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,248,175*

(b)	Percent of class: 18%**

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 546,985*

(ii)	Shared power to vote or to direct the vote: 6,248,175*

(iii)	Sole power to dispose or to direct the disposition of: 546,985*

(iv)	Shared power to dispose or to direct the disposition of: 6,248,175*

*
As of December 31, 2014, the aggregate number of shares beneficially owned includes the following: (i) 5,679,453 shares held by RHS Investments-I, L.P., (ii) 539,818 shares held by R.H. “Hank” Seale, III, (iii) 21,737 shares held by Lyssa Seale, R.H. “Hank” Seale, III’s spouse and (iv) 7,167 shares of common stock issuable to R.H. “Hank” Seale, III upon the exercise of stock options that were outstanding and exercisable within 60 days of December 31, 2014. Seale, Inc. is the general partner of RHS Investments-I, L.P. R.H. ‘‘Hank’’ Seale, III is the president of Seale, Inc. and has voting and dispositive power over the shares held by RHS Investments-I, L.P.

**
This percentage is based on 34,695,544 outstanding shares of Common Stock of the Issuer as of December 31, 2014 as reported by the Issuer to the Reporting Person, plus the number of shares of common stock issuable upon the exercise of options beneficially owned by the Reporting Person, which shares are treated as outstanding shares of common stock for the purposes of determining beneficial ownership in accordance with Rule 13d-3 promulgated under the Exchange Act.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: FEBRUARY 17, 2015		/s/ R.H. Seale, III
	Name:	R.H. “Hank” Seale, III